Exhibit 99.1

Press Release

Descartes Announces Results of Annual Shareholder Meeting and Appointment of Officers

WATERLOO, Ontario, June 16, 2022 (GLOBE NEWSWIRE) -- Descartes Systems Group (Nasdaq: DSGX) (TSX:DSG), the global leader in uniting logistics-intensive businesses in commerce, announced the voting results from its annual meeting of shareholders held on Thursday, June 16, 2022 (the “Meeting”) and the appointment of certain officers.

Meeting Results
The following matters, as set out in more detail in its Management Information Circular dated April 29, 2022, were considered and voted on by shareholders at the Meeting:

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,953,873, which represented 89.59% of the 84,781,562 common shares of the Corporation that were outstanding as of the record date for the Meeting, being April 21, 2022.

Election of Directors
On a vote by ballot, each of the following 10 nominees proposed by management of the Corporation was elected as a director of the Corporation:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
Deepak Chopra	73,912,569	795,194	98.94%
Deborah Close	74,206,962	500,800	99.33%
Eric Demirian	73,563,137	1,144,625	98.47%
Sandra Hanington	74,451,302	256,460	99.66%
Kelley Irwin	74,450,478	257,285	99.66%
Dennis Maple	74,451,747	256,015	99.66%
Chris Muntwyler	74,452,408	255,355	99.66%
Jane O’Hagan	74,233,438	474,324	99.37%
Edward Ryan	74,435,814	271,948	99.64%
John Walker	73,810,980	896,782	98.80%

Sandra Hanington joins as a new director of the Corporation after having most recently served as the President & Chief Executive Officer of the Royal Canadian Mint, a $1.4 billion global manufacturing and marketing business. Prior to that, Ms. Hanington served in a number of progressively senior roles in the financial services industry in

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Canada and the U.S., culminating as Executive Vice-President and member of the Management Committee of BMO Financial Group. Ms. Hanington currently serves as a director for Extendicare Inc. (TSX:EXE), which provides care to seniors across Canada in long-term care homes, retirement homes or through quality home care; as a director of Aimia Inc. (TSX:AIM), an investment holding company; and is a member of the Governing Council of the University of Toronto. Ms. Hanington previously served on the boards of Canada Mortgage and Housing Corporation and Symcor, Inc.

Kelley Irwin also joins as a new director of the Corporation. Ms, Irwin currently serves as the Chief Information Officer of the Electrical Safety Authority (ESA) for the Province of Ontario. Prior to her role with the ESA, Ms. Irwin has led several global technology teams, holding executive information technology roles at Sun Life Financial, TD Bank, Economical Insurance and Sonnet Insurance. Ms. Irwin is a cyber advocate and is active in public forums on cyber security. Ms. Irwin currently serves as a director on the board of Pro-Demnity, a professional liability insurer to architectural practices in the Province of Ontario.

Appointment of Auditors
On a vote by ballot, KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

Number of Votes FOR	Number of Votes WITHELD	Percentage of Total Votes FOR
75,862,856	89,973	99.88%

Amendment of Performance and Restricted Share Unit Plan
On a vote by ballot, the resolution proposed by management of the Corporation to make certain amendments to the Corporation’s Performance and Restricted Share Unit plan was approved:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
72,868,995	1,838,767	97.54%

Say-On-Pay
On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
70,741,582	3,966,179	94.69%

Appointment of Officers

Reappointment of Chair, CEO and CEO’s Direct Reports

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The board of directors confirmed the reappointment of Eric Demirian as the non-executive independent Chair of the Corporation.

The board of directors also confirmed the reappointment of executive officers of the Corporation. The Corporation’s management will continue to be led by Edward Ryan as Chief Executive Officer, reporting to the board of directors. J. Scott Pagan, President and Chief Operating Officer, and Allan Brett, Chief Financial Officer, will continue in their roles, reporting directly to Mr. Ryan.

Promotion of Andrew Roszko to Chief Commercial Officer
The board of directors is also pleased to announce the promotion and appointment of Andrew Roszko to the role of Chief Commercial Officer, reporting to the President and Chief Operating Officer.

Mr. Roszko first joined Descartes as part of its acquisition of the business of CubeRoute in November 2006, where he was a founder and held both engineering and operational leadership roles. Since then, he has held progressively increasing senior sales leadership roles at Descartes. He was appointed Executive Vice President, Global Sales, in 2019 and them promoted to Executive Vice President, Commercial Operations, in 2021.

In his role as Chief Commercial Officer, Mr. Roszko will oversee the Corporation’s global go-to-market activities, including sales, marketing, customer success and other commercial operations, as well as the Corporation’s solution pillar general management organization. In addition, Mr. Roszko will continue to play a key role with the rest of the leadership team in identifying and executing on potential acquisition opportunities to grow Descartes’ commercial and solution portfolio for the benefit of Descartes’ customers and broader stakeholders.

“We’re excited for Andrew to take on this new role and help us continue to grow our business,” said Edward Ryan, Descartes’ CEO. “Andrew’s commercial acumen and operational knowledge makes him a valued contributor to our experienced leadership team.”

Reappointment of Additional Officers
The board of directors also confirmed the reappointment of the following officers, reporting to the President and Chief Operating Officer:

Raimond Diederik	EVP Information Services
Edward Gardner	EVP Corporate Development
Chris Jones	EVP Industry & Services
Maija Michel	SVP Human Resources
Peter Nguyen	General Counsel, Corporate Secretary & SVP Legal
Robert Parker	EVP Customer Support and Client Services
Kenneth Wood	EVP Product Management

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About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

Descartes Investor Contact
Laurie McCauley
Tel: (519) 746-6114 x202358
investor@descartes.com

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